
FORM 4
                                  U.S. SECURITIES AND EXCHANGE COMMISSION
                                          Washington, D.C. 20549

                               INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
                                                                                    OMB APPROVAL
 _                                                                          ----------------------------
|_|Check this box if no longer                                              OMB NUMBER 3235-0287
   subject to Section 16.                                                   Expires: September 30, 1998
   Form 4 or Form 5                                                         Estimated average burden
   obligations may continue.                                                hours per response . . . 0.5
   See Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of    |2. Issuer Name and Ticker or            |6. Relationship of Reporting
   Reporting Person       |   Trading Symbol                       |   Person(s) to Issuer
                          |                                        |   (Check all applicable)
Richard J. Campo          |   Camden Property Trust (CPT)          |    _X_ Director  __ 10% Owner
--------------------------|----------------------------------------|    _X_ Officer   __ Other (specify
(Last)    (First) (Middle)|3. IRS or Social   |4. Statement for    |   (give title           below)
                          |   Security Number |    Month/Year      |     below
c/o Camden Property Trust |   of Reporting    |   February 1997    |
3200 SW FWY #1500         |   Person          |                    | Chairman of the Board of Trust
                          |                   |                    | Managers and Chief Executive Officer
--------------------------|   (Voluntary)     |--------------------|-------------------------------------
        (Street)          |                   |5. If Amendment     |7. Individual or Joint/Group Filing
                          |                   |   Date of Original |   (Check Applicable Line)
Houston,    TX       77027|                   |  (Month/Year)      |   _X_ Form filed by One reporting
--------------------------|                   |                    |       person
(City)    (State)    (Zip)|                   |                    |   ___ Form filed by more than one
                          |                   |                    |       reporting person
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Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of   |2.Trans- |3. Trans-   |4. Securities Acquired (A)|5. Amount of    |6.Owner-   |7. Nature
   Security   |  action |   action   |   or Disposed (D)        |   Securities   |  ship     |   of In-
   Instr. 3)  |  Date   |   Code     |                          |   Beneficially |  Form:    |   direct
              | (Month/ |  (Instr. 8)|   (Instr. 3, 4 and 5)    |   Owned at     |  Direct   |   Bene-
              |  Day/   |-------------------------------------- |   End of Month |  (D) or   |   ficial
              |  Year)  |      |     |        |  (A)  |         |   (Instr. 3    |  Indirect |   Owner-
              |         |      |     |        |   or  |         |   and 4)       |  (I)      |   ship
              |         | Code | V   | Amount |  (D)  | Price   |                | (Instr. 4)|
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Common Shares |  2/1/97 |   T  |     | 39,214 |   D   | $0.00   |   257,468(1)   |     D     |
of Beneficial |         |      |     |        |       |         |                |           |
Interest      |         |      |     |        |       |         |                |           |
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is files by more than one reporting person, see Instruction 4(b)(v).

PAGE

FROM 4 (continued)
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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of Derivative|2. Conver- |3. Trans-|4. Transaction|5. Number of Derivative |6. Date Exercisable
   Security           |   sion or |   action|    Code      |Securities Acquired (A) |and Expiration Date
   (Instr. 3)         |   Exercise|   Date  |   (Instr. 8) |or Disposed of (D)      | (Month/Day/Year)
                      |   Price of|  (Month/|              |(Instr. 3, 4 and 5)     |(Month/Day/Year)
                      |   Deriv-  |   Day/  |              |                        |
                      |   ative   |   Year) |              |                        |
                      |   Security|         |              |                        |
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                      |           |         |        |     |           |            |           |Expir-
                      |           |         |        |     |           |            |Date Exer- |ation
                      |           |         |  Code  |  V  |    (A)    |     (D)    |cisable    |Date
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 Option to Purchase   |   $2.70   | 2\1\97  |   J(2) |     |   63,016  |            |    (3)    | 2/1/
 Common Shares        |           |         |        |     |           |            |           | 2017
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 Option to Purchase   |  $27.00   | 2\1\97  |   A    |     |  150,000  |            |    (4)    | 2/1/
 Common Shares        |           |         |        |     |           |            |           | 2007
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Table II - Continued
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7. Title and Amount of Underlying |8. Price of   |9. Number of   |10. Ownership   |11. Nature of
   Securities                     |   Derivative |   Derivative  |    Form of     |    Indirect
   (Instr. 3 and 4)               |   Security   |   Securities  |    Derivative  |    Beneficial
----------------------------------|   (Instr. 5) |   Beneficially|    Security:   |    Ownership
                      | Amount or |              |   Owned at    |    Direct (D)  |    (Instr. 4)
        Title         | Number of |              |   End of Month|    or Indirect |
                      |  Shares   |              |   (Instr. 4)  |    (I)(Instr.4)|
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 Common Shares of     |  63,016   |   $0.00      |   213,016     |         D      |
 Beneficial Interest  |           |              |               |                |
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 Common Shares of     | 150,000   |   $0.00      |   363,016     |         D      |
 Beneficial Interest  |           |              |               |                |
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Explanation of Responses:

(1) Includes the 18,696 shares owned by Centeq, of which Mr. Campo disclaims ownership of 50% of such shares.
(2) The Reporting Person has exchanged his unvested restricted shares for the right to repurchase such shares in the future at a price equal to 10% of the value of such shares as of the date of exchange.
(3) Shares vest in varying amounts beginning February 15, 1997 and continuing each anniversary date thereof through February 15, 2002.
(4) The options become exercisable in 33 1/3 percent increments on February 1, 1998, 1999 and 2000.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)



 /s/                               3/7/97
-----------------------       ---------------
Richard J. Campo                    Date

SEC 1474 (7-96)

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